Exhibit 97.3

DIH HOLDING US, INC.

Whistleblower Protection Policy

I. Purpose

DIH Holding US, Inc. (“DIH”) requires directors, officers, employees, and volunteers (collectively, “DIH Representatives”) to perform their duties and responsibilities with high standards of business and personal ethics, and to comply with applicable laws, regulations, and internal policies. The purpose of this Whistleblower Policy is to encourage and enable DIH Representatives who suspect a violation of these standards to voice these concerns internally so that inappropriate conduct may be addressed and corrected.

II. Reporting

a. Responsibility. It is the responsibility of all DIH Representatives to report, in writing, any “Concerns”, defined as known or suspected violations of DIH’s internal policies or applicable law. DIH’s designated Compliance Officer is an individual designated by DIH to receive, investigate, resolve, and maintain files on reported Concerns. This responsibility is currently shared by DIH’s Co-Presidents.

b. Procedure. DIH has an open door policy and encourages DIH Representatives to share Concerns, in addition to other questions/suggestions/complaints, with their supervisor. If you are not comfortable doing so or are unsatisfied with your supervisor’s response, you are encouraged to speak with the Compliance Officer. Supervisors and managers are required to report Concerns in writing to the Compliance Officer, who is responsible for investigating all reported Concerns. The Compliance Officer handling a Concern will acknowledge receipt of the reported Concern and notify the Co-Presidents. Report Concerns will be promptly investigated. The Compliance Officer must immediately notify the Board’s Finance Committee of any Concerns or other alleged improprieties relating to accounting or auditing practices or internal controls, and must work with the Finance Committee to resolve such a matter.

c. Good Faith. Anyone reporting Concerns must do so in good faith and have reasonable grounds for believing that a violation has occurred. Any DIH Representative who raises unsubstantiated allegations which are shown either to have been made maliciously or with knowledge that they were false will be subject to discipline, as this is viewed as a serious offense.

d. Confidentiality. Reports of Concerns will be kept confidential and anonymous to the extent possible and consistent with conducting an adequate and thorough investigation.

III. Prohibition on Retaliation

It is expressly prohibited and contrary to DIH’s values to retaliate against any DIH Representative who in good faith reports Concerns. A DIH Representative who retaliates against someone who has reported a Concern in good faith is subject to disciplinary action up to and including termination of the relationship with DIH.

Approved by the Board of Directors: February 7, 2023

Effective: February 9, 2023